Exhibit 99.1

All amounts are in United States dollars, unless otherwise stated.

Alamos Announces Closing of Esperanza Resources Acquisition

Toronto, Ontario (August 30, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported the completion of the previously announced acquisition (the “Acquisition”) of all of the issued and outstanding common shares of Esperanza Resources Corp. (“Esperanza”). Shareholders of Esperanza were overwhelmingly supportive of the Acquisition, with 96.25% of the votes cast at a special meeting of the shareholders held on August 27, 2013 being voted in favour. A Final Order was granted by the Supreme Court of British Columbia on August 29, 2013 approving the Plan of Arrangement pursuant to which the Transaction was implemented.

“We are very pleased to announce the closing of the Esperanza acquisition,” said John A. McCluskey, President and Chief Executive Officer. “We believe the Esperanza Gold Project fits the Alamos profile perfectly, as a low capital intensity, low cost, and low technical risk project that will augment our strong development pipeline. While the transaction represents a small portion of our market capitalization, we believe it has the potential to grow our production by more than 50% in Mexico. We look forward to work on resubmission of the Esperanza Gold Project EIA over the next 18 months and advancing it towards development.”

Following completion of the Esperanza Acquisition, Alamos has approximately $445m in cash, no debt and strong ongoing cash flow generation. With this strong financial position, the Company expects to fund development of Esperanza and its Turkish projects internally.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $445 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of August 29, 2013, Alamos had 127,525,986 common shares outstanding (132,423,186 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Manager, Investor Relations

(416) 368-9932 x 439

T R A D I N G    S Y M B O L :    T S X :  A G I    N Y S E : A G I

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

2	ALAMOS GOLD INC